UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG’s Pillar 3 Report 2015. This Report on Form 6-K and the exhibit are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibit

Exhibit 99.1: Pillar 3 Report 2015.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income taxes
Adjusted costs	Noninterest expenses
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Post-tax return on average active equity	Post-tax return on average shareholders’ equity
Tangible shareholders’ equity, Tangible book value	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to “Supplementary Information: Non-GAAP Financial Measures” on pages 438 to 442 of our Annual Report 2015 included as part of our 2015 Annual Report on Form 20-F.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets.

We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio. Such fully loaded metrics are described in the “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 125 to 137 of our Annual Report 2015 included as part of our 2015 Annual Report on Form 20-F, which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 11, 2016	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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